File No. 812-[000000]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

In the Matter of the Application of:

HORIZON TECHNOLOGY FINANCE CORPORATION
HORIZON CREDIT II LLC
HORIZON FUNDING I, LLC
HORIZON FUNDING TRUST 2022-1
HORIZON FUNDING TRUST 2019-1
HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC
312 Farmington Avenue
Farmington, Connecticut 06032

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:
Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032
(860) 676-8654
rob@horizontechfinance.com
Page 1 of 6 Sequentially Numbered Pages (including exhibits)

Copies to:
Thomas Friedmann, Esq.
Dechert LLP
100 Oliver St
Boston, Massachusests 02110
(617) 728-7120
thomas.friedmann@dechert.com
May 11, 2023

 I. INTRODUCTION
 A. Summary of Application
On November 27, 2017, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1  and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2  The Prior Order permits certain Regulated Funds (as defined in the Prior Application) to co-invest in portfolio companies with each other and with Affiliated Funds (as defined in the Prior Application).
The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder, to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.
 B. Applicants
•
Horizon Technology Finance Corporation (the “Company”), a Delaware corporation that is a publicly traded non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to the Company is Horizon Technology Finance Management LLC.

•
Horizon Credit II LLC, a Delaware limited liability company, Horizon Funding I, LLC, Delaware limited liability company, Horizon Funding Trust 2022‑1, a Delaware statutory trust,  and Horizon Funding Trust 2019-1, a Delaware statutory trust, each a direct or indirect wholly-owned subsidiary of the Company (the “Existing Wholly-Owned Investment Subsidiaries”).

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Certain of the Applicants previously submitted an application with the Commission (File No. 812-14738), as filed, and amended and restated and filed, with the Commission on January 23, 2017, June 28, 2017 and September 13, 2017 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 32888, dated October 30, 2017, and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 32923, dated November 27, 2017.

•
Horizon Technology Finance Management LLC (the “Adviser” on behalf of itself and its successors,[3] and collectively with the Company and the Existing Wholly-Owned Investment Subsidiaries, the “Applicants”), a Delaware limited liability company that serves as an investment adviser to the Company. The Adviser is an investment adviser registered under the Advisers Act.

All Applicants are eligible to rely on the Prior Order.4
 C. Defined Terms
Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the Prior Application (as defined above).
“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.
 II. APPLICANTS’ PROPOSAL
The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 2020.5
 III. STATEMENT IN SUPPORT OF RELIEF REQUESTED
Except as stated herein, the disclosure in Section IV, “In Support of the Application,” of the Prior Application is equally applicable to this Application.
 IV. CONDITIONS
Except as stated herein, the Conditions of the Prior Order, as stated in Section III.E of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

3 For purposes of the requested Amended Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
4 All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.
5 BDC Temporary Exemptive Order, Investment Company Act Rel. No. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

 V. PROCEDURAL MATTERS
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Company, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 11th day of May, 2023.
Horizon Technology Finance Corporation
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Credit II LLC
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Funding I, LLC
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Funding Trust 2022‑1
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Funding Trust 2019‑1
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Technology Finance Management LLC
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer

Exhibit A
VERIFICATION
Each of the undersigned states that he or she has duly executed the attached Application dated as of May 11, 2023 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below; and that all actions by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument have been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
Horizon Technology Finance Corporation
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Credit II LLC
By:	/s/ Robert D. Pomeroy, Jr. Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Funding I, LLC
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Funding Trust 2022‑1
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer
Horizon Funding Trust 2019‑1
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer

Horizon Technology Finance Management LLC
By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer

Exhibit B

RESOLUTION OF THE BOARD OF DIRECTORS
OF
HORIZON TECHNOLOGY FINANCE CORPORATION (THE “COMPANY”)
WHEREAS, the U.S. Securities and Exchange Commission (the “Commission”) previously issued an order to the Company, along with other affiliated applicants, under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”); and

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the Commission (the “Application”) for an order to amend the Prior Order to revise the definition of “Follow-On Investment” (as reflected in the Application), a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE BE IT RESOLVED, that each of the Officers of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the Commission the Application, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

Adopted May 10, 2023